ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

June 21, 2022

Attention:	Kevin Dougherty

Laura Nicholson

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Amendment No. 6 to Registration Statement on Form S-4 Filed June 14, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. II (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 7 to the Registration Statement on Form S-4 (the “Amendment No. 7”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 7, unless otherwise specified.

Amendment No. 6 to Registration Statement on Form S-4

General

1.	We note your response to prior comment 1, and your revised disclosure regarding indemnification obligations of ArcLight and OPAL Fuels under the engagement letters. Please also provide such disclosure as it specifically relates to the Citi financial advisor letter agreement. In that regard, we note you discuss the indemnification obligations set forth in the PIPE Investment engagement letter, but it does not appear you have specifically discussed the indemnification obligations set forth in the Citi financial advisor letter agreement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 89 and 121.

2.	To provide context for your discussion of the indemnification provisions set forth in the underwriting agreement and engagement letters that will survive termination of the engagement, please also discuss any contribution provisions under such agreements that will survive termination of the engagement, and whether, and if so how, they are impacted by the waiver of fees by the underwriters and financial advisors. In the alternative, please tell us why you believe such information is not material.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 89 and 121.

3.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please include a risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that the sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person. Additionally, while an immaterial amount of the PIPE investors accounting for less than 1.0% of the voting power of the combined company are, or are controlled by, non-U.S. persons, to the best of our knowledge, no other individual or entity associated with or otherwise involved in the transaction, including the other PIPE investors (after confirming all of the PIPE investors through a third-party commercial restricted party screening software), is, is “controlled” for CFIUS purposes by, or has substantial ties with a non-U.S. or otherwise prohibited person. As a result, we do not anticipate the transaction being subject to review by CFIUS.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)
Julian J. Seiguer (Kirkland & Ellis LLP)
Jennifer Wu (Kirkland & Ellis LLP)
Noah Allen (Kirkland & Ellis LLP)
John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)
T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)

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